July 24, 2018

Via EDGAR and E-mail

Ellie Quarles,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Corporación Andina de Fomento
Registration Statement under Schedule B
Filed June 13, 2018 (File No. 333-225593)

Dear Ms. Quarles:

This letter provides the responses of Corporación Andina de Fomento (“CAF”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 2, 2018 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by CAF on June 13, 2018 (File No. 333-225593). In connection with this response to the Comment Letter, CAF today filed Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Registration Statement as filed on June 13, 2018.

All responses are keyed to the headings indicated in the Comment Letter and are designated with the letter “R” below the comment number. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to CAF’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement under Schedule B filed by CAF on June 13, 2018; the page numbers in CAF’s responses refer to the page numbers in the Amended Registration Statement.

Ms. Ellie Quarles	- 2 -

Registration Statement under Schedule B

Capital Structure, page 9

1.

Please provide additional information about the two March 2018 amendments to Venezuela’s capital payments schedule, including the reasons for the modifications to the schedule. Please address any material legal or financial implications these or future modifications could have for CAF or U.S. investors.

R:

Venezuela currently has two agreements with CAF for the subscription of Series “B” shares. The first agreement, initially entered into in 2009 (the “2009 agreement”), provided for $380.0 million in Series “B” shares, of which 18,889 shares (subscription price $14,200 per share) had been paid for and delivered as of June 30, 2018. The second agreement, originally entered into in 2016 (the “2016 agreement”), provided for $572.0 million in Series “B” shares, of which 0 shares (subscription price $14,200 per share) had been paid for and delivered as of June 30, 2018.

In March 2018, the government of Venezuela requested a one-year extension of the payments schedule under each agreement due to internal budgetary adjustments. The agreements were amended in March 2018 to provide that the Series “B” shares remaining to be subscribed under the 2009 agreement will be paid for and delivered in three installments beginning in 2018, and ending in 2020. The Series “B” shares remaining under the 2016 agreement will be paid for and delivered in eight installments, beginning in 2018 and ending in 2025. No shares will be delivered until the related subscription price has been paid. The Amended Registration Statement has been revised on page 9 to include the scheduled final payment date under each agreement.

CAF notes that the subscription agreements with its shareholders have terms and conditions that are individually negotiated with each shareholder, and that amendments to subscriptions agreements have been made on occasion in the past. CAF does not believe that the modifications to the 2009 and 2016 subscription agreements with Venezuela have any material legal or financial implications for CAF or U.S. holders of its debt securities.

Recent Developments Relating to Sanctions, page 14

2.

U.S. sanctions prohibit U.S. persons from both direct and indirect purchases of certain Venezuelan government securities. Please disclose any material risk that U.S. investors could be regarded as having indirectly purchased prohibited securities.

Ms. Ellie Quarles	- 3 -

R:

CAF does not hold any securities issued by the Government of Venezuela or any political subdivision, agency, or instrumentality thereof, including the Central Bank of Venezuela or Petroleos de Venezuela, S.A. (“PdVSA”), or any person owned or controlled by, or acting for or on behalf of, the Government of Venezuela, and CAF has no present intention to acquire any such securities. Accordingly, CAF does not believe there is a material risk that U.S. investors in CAF’s debt securities could be regarded as having indirectly purchased prohibited Venezuelan government debt or equity securities for purposes of the current U.S. sanctions.

3.

On page 20, the disclosure indicates that as of March 31, 2018, Venezuela has total outstanding overdue amounts from sovereign loans of $23.5 million and total principal amount of outstanding loans of $3.4 billion. You state that the “OFAC sanctions on Venezuela, and any additional sanctions that may be imposed in the future, could make it more difficult for Venezuela to service or renegotiate its outstanding debt, including its outstanding loans from CAF.” Please specifically discuss how the OFAC sanctions will affect Venezuela’s ability to repay its indebtedness.

R:

Current OFAC sanctions prohibit and restrict U.S. persons from conducting certain investment and transactional activities with the Government of Venezuela, and through these prohibitions, generally limit Venezuela’s access to the U.S. financial system. The sanctions thus may reduce demand for and the value of securities and other assets of the Government of Venezuela. The legal risks associated with these sanctions also may discourage U.S. persons and non-U.S. persons from conducting business, even if such business remains lawful, with the Government of Venezuela and persons in Venezuela. All of these, individually or taken together, may further weaken the Venezuelan economy and the Government of Venezuela’s ability to obtain dollars (or other currency) with which to service its outstanding indebtedness, including amounts owed to CAF. In addition, a number of senior officials of the Government of Venezuela have been added to OFAC’s list of Specially Designated Nationals and Blocked Persons. These designations effectively prohibit U.S. persons from engaging in any transactions or dealings with the blocked individuals and thus may make it impossible for U.S. investors to discuss or negotiate amendments to or the restructuring of Venezuela’s outstanding debt if such persons are representing the Government of Venezuela. These designations accordingly may make it more difficult for any such restructuring to take place.

Ms. Ellie Quarles	- 4 -

4.

CAF has previously extended lines of credit to the Venezuelan Economic and Social Development Bank (Bandes) and the United States Treasury has placed sanctions on one of its officers. If CAF continues to provide financing to Bandes or is owed outstanding balances by Bandes, please address any additional legal risks that the extension of credit to Bandes may pose to U.S. investors.

R:

The $100 million uncommitted line of credit granted to Bandes in August 2017 expires in August 2018. To date, no amounts have been drawn under this line of credit. Any future line of credit granted to Bandes will be granted and administered at all times in compliance with applicable U.S. sanctions. Published OFAC guidance has expressly clarified that if an official of the Government of Venezuela is designated as a Specially Designated National, it does not mean that the Government of Venezuela is blocked. The prohibitions apply to transactions or dealings only with the individuals and entities whose property and interests in property are blocked. However, U.S. persons should be cautious in dealings with the government to ensure that they are not engaged in transactions or dealings, directly or indirectly, with an SDN, for example by entering into contracts that are signed by an SDN, entering into negotiations with an SDN, or by processing transactions, directly or indirectly, on behalf of the SDN. Although CAF is not a U.S. person, CAF intends to conduct any dealings with the Government of Venezuela so as to minimize or avoid any dealings with SDNs.

Operations of CAF, page 25

5.

Please disclose the composition of CAF’s outstanding loans in Venezuela, including the amounts of loans to public and governmental entities and private borrowers. To the extent material, provide a similar breakdown of outstanding loans to other member countries.

R:

As of March 30, 2018, there was $3.4 billion in outstanding loans to Venezuela, all of which consisted of loans to the Venezuelan government or Venezuelan governmental entities. There are no outstanding loans to private borrowers in Venezuela.

Footnote 6 to the audited annual financial statements in the Registration Statement and footnote 4 to the unaudited interim financial information in the Registration Statement include breakdowns of CAF’s loan portfolio by country, by maturity, by industry and by public and private borrowers. CAF believes that this level of detail communicates the information about CAF’s loan portfolio that is material to investors. CAF has included on page 25 of the amended Registration Statement a breakdown of outstanding public and private sector loans in member countries.

Ms. Ellie Quarles	- 5 -

6.

Please discuss the reasonably expected effects that default risks associated with outstanding loans to Venezuelan entities may have on CAF’s future cost of capital and ability to repay its indebtedness. We note that Venezuela is in non-accrual status with other multilateral lending institutions.

R:

If Venezuela were to enter into non-accrual status, which it currently has not done, CAF’s future cost of indebtedness could increase. However, CAF’s ability to repay its indebtedness would not be jeopardized given the high liquidity levels that CAF maintains to fulfill its cash requirements. At March 31, 2018, CAF’s liquid assets consisted of $12.5 billion of cash, deposits with Banks, marketable securities and other investments which represented 33% of CAF’s total assets. The ratio of CAF’s Liquid assets to its Financial Liabilities was 49.7%.

Also, CAF’s capital base has been increasing annually. At March 31, 2018, CAF´s total stockholder equity consisted of $11.3 billion of which $2.9 billion corresponded to Retained earnings & reserves and $8.3 billion to Paid-in capital. CAF’s Stockholder’s Equity represented 30% of total Assets. These figures do not include CAF’s callable capital of $1.6 billion.

CAF refers the Staff to the Liquidity section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Capital Structure section of the revised prospectus.

Selected Projects, page 28

7.	Please clarify how CAF selected the projects for inclusion in the registration statement and disclose whether the projects are representative of CAF’s activities in each country.

R:	The Amended Registration Statement has been revised on page 28 in response to the Staff’s comment.

8.	Please provide additional information on page 29 about the “certain conditions” imposed on the Venezuelan Central Bank for drawing funds under the current credit facility agreement.

Ms. Ellie Quarles	- 6 -

R:

The credit agreement between the Venezuelan Central Bank and CAF (the “Credit Agreement”) requires that certain conditions be met before any funds may be drawn from the facility. CAF believes the conditions reflect common market practice for agreements of this type and are in line with loan agreements made to other member countries of CAF.

CAF believes that no further disclosure of the conditions is required on page 29 because the conditions precedent included in the Credit Agreement are typical provisions in loan agreements.

9.

We note that opposition politicians in Venezuela have challenged the legality of borrowing by the Central Bank of Venezuela from CAF based on allegations that the Government acted unconstitutionally by failing to obtain approval from the National Assembly. Please address any risks that the disputed legal authority underlying CAF loans may pose to investors.

R:

CAF is aware of the arguments to which the staff refers. CAF carefully considered the legality under Venezuelan law of the loan to the Central Bank of Venezuela before the Board of Directors of CAF agreed to extend the loan. CAF concluded that the Central Bank had sufficient authority to enter into the Credit Agreement. For this reason, and considering the size of the loan to the Central Bank of Venezuela in relation to the size of CAF’s balance sheet, CAF does not believe that additional disclosure regarding the arguments of the opposition politicians is required.

Selected Demographic and Economic Data, page 40

10.

We note that in May 2018 the IMF issued a declaration of censure against Venezuela for inadequate reporting of economic data. Please include disclosure about the reliability of Venezuela’s statistical data.

R:

In response to the Staff’s comment, CAF has revised the Amended Registration Statement on page 40 to include disclosure about the sources of data regarding Venezuela and about the IMF declaration of censure.

* * * * *

On behalf of CAF, we thank you and the Staff for your assistance to date in connection with the review of CAF’s filing.

Ms. Ellie Quarles	- 7 -

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo

Robert S. Risoleo

(Enclosures)

cc:	Elizabeth Freed
(Corporación Andina de Fomento)

Paul J. McElroy
(Sullivan & Cromwell LLP)